EXHIBIT 11.0

PROSOFTTRAINING

EARNINGS PER SHARE COMPUTATION

(In thousands, except per share data)

	Three Months Ended April 30,
	2003		2002
	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	24,209	24,209	24,158	24,158
Dilutive effect of stock option plans	—	148	—	—
Dilutive effect of warrants	—	338	—	—

Shares for EPS	24,201	24,695	24,158	24,158

Net income (loss)	$361	$361	$(27,331)	$(27,331)

Net income (loss) per share	$0.01	$0.01	$(1.13)	$(1.13)

	Nine Months Ended April 30,
	2003		2002
	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	24,203	24,203	23,958	23,958

Net loss	$(2,465)	$(2,465)	$(32,690)	$(32,690)

Loss per share	$(0.10)	$(0.10)	$(1.36)	$(1.36)